UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2007

Commission File Number 1-14522

Open Joint Stock Company “Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [X]    Form 40-F  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]            No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
“VIMPEL-COMMUNICATIONS”
(Registrant)

Date: August 30, 2007
	By:	/s/ Alexander V. Izosimov
	Name:	Alexander V. Izosimov
	Title:	Chief Executive Officer and General Director

FOR IMMEDIATE RELEASE

VIMPELCOM ANNOUNCES SECOND QUARTER AND SIX MONTH 2007

FINANCIAL AND OPERATING RESULTS

Moscow and New York (August 30, 2007) - Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP), a leading provider of wireless telecommunications services in Russia and the Commonwealth of Independent States (CIS) today announced its financial and operating results for the quarter and six months ended June 30, 2007.

Financial and Operating Highlights

•	Net operating revenues reached a record high $1,717.2 million in the second quarter, a year-on-year increase of 53.1% and a quarter-on-quarter increase of 15.4%.

•	OIBDA reached a record high $896.8 million, a year-on-year increase of 59.7% and a quarter-on-quarter increase of 17.0%.

•	OIBDA margin reached 52.2%, including 53.4% in Russia and 53.7% in Kazakhstan.

•	Net income totaled a record high $359.3 million, a year-on-year increase of 84.3%.

•	Operating cash flow reached a record high $695.6 million, a year-on-year increase of 61.7%.

•	MOU and ARPU grew sequentially in all markets, including 12.8% ARPU growth in Russia

Commenting on today’s announcement, Alexander Izosimov, Chief Executive Officer of VimpelCom, said, “It was another very strong quarter for VimpelCom. The Company achieved all-time records in key financial parameters: revenue, OIBDA, net income and operating cash flow. The strength of our business was further supported by growth of operating parameters, including ARPU and MOU simultaneously in all the markets where we operate. This further validates our belief in the high growth potential of the CIS which is becoming an increasingly important part of our business.

“We are also pleased to note that our OIBDA grew at a remarkable pace of almost 60% year-on-year. Moreover, the fact that our OIBDA grew faster than revenues illustrates that we continue to gain efficiency.”

Changes in definitions and reported data

Beginning with this press-release the Company will use independent research to the extent it is available when reporting market share information. We believe using independent and consistent data is the preferable way to reflect our market share performance.

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VimpelCom Announces Second Quarter And Six Month 2007 Financial And Operating Results

Beginning with the Company’s 1Q2007 earnings press release, the number of subscribers, ARPU and MOU are reported on the basis of active subscribers. For convenience, we continue to report the registered subscriber base and the related figures for comparable periods (see Attachment A for relevant definitions and refer to Attachment D for relevant data).

All the above-mentioned definitions refer to mobile subscribers. With the acquisition of Armentel, the Company also has fixed-line subscribers which are treated separately.

Attachments A, B, C and D present respectively

-	definitions for certain terms used in this press release,

-	the condensed consolidated financial statements of VimpelCom,

-	tables with relevant reconciliations of non-U.S. GAAP financial measures to their most directly comparable U.S. GAAP financial measures, and

-	certain additional reference data relating to the registered subscriber base.

Key Consolidated Financial and Operating Results

	Three months
	2Q2007	2Q2006	Change, 2Q07/2Q06	1Q2007	Change, 2Q07/1Q07
Active subscribers	47,701,300	41,282,500	15.5%	45,784,400	4.2%
Fixed line subscribers	610,300	NA		607,400	0.5%
Net operating revenues (US$,000)	1,717,167	1,121,546	53.1%	1,488,047	15.4%
OIBDA (US$, 000)	896,758	561,555	59.7%	766,417	17.0%
OIBDA margin	52.2%	50.1%		51.5%
Gross margin (US$, 000)	1,402,665	920,276	52.4%	1,220,993	14.9%
Gross margin percentage	81.7%	82.1%		82.1%
SG&A (US$, 000)	494,445	355,031	39.3%	439,467	12.5%
SG&A percentage	28.8%	31.7%		29.5%
Net income (US$, 000)	359,273	194,946	84.3%	277,275	29.6%
Net income per share (US$)	7.07	3.83		5.45
Net income per ADS*) (US$)	0.35	0.19		0.27

*)	Number of ADS for the purpose of this calculation is based on the new ratio of 20 ADSs per one ordinary share, which came into effect on August 21, 2007.

In the second quarter of 2007, VimpelCom invested $334.8 million for the purchase of long-lived assets.

Consolidated figures represent the combined effect of the Company’s operations in Russia, Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia and Armenia.

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VimpelCom Announces Second Quarter And Six Month 2007 Financial And Operating Results

RUSSIA	Three months
	2Q2007	2Q2006	Change, 2Q07/2Q06	1Q2007	Change, 2Q07/1Q07
Net operating revenues*) (million US$)	1,459.0	1,020.5	43.0%	1,278.4	14.1%
including interconnect revenue	203.3	63.8	218.7%	170.7	19.1%
OIBDA (million US$)	779.8	529.7	47.2%	676.5	15.3%
OIBDA margin	53.4%	51.9%		52.9%
Gross margin (million US$)	1208.6	849.4	42.3%	1,064.5	13.5%
Gross margin percentage	82.8%	83.2%		83.2%
SG&A (million US$)	418.7	317.6	31.8%	374.8	11.7%
SG&A percentage	28.7%	31.1%		29.3%
Net income (million US$)	355.7	197.6	80.0%	280.4	26.9%

ARPU, (US$)	12.3	9.0	36.7%	10.9	12.8%
MOU, (min)	192.6	140.7	36.9%	160.9	19.7%
SAC (US$)	22.8	18.0	26.7%	22.1	3.2%
Active subscribers	40,139,600	38,161,700	5.2%	38,631,100	3.9%
Churn	7.6%	7.4%		8.6%
Subscriber market share**)	30.9%	33.4%		31.2%

*)	Net operating revenues here and in the following country tables exclude inter-company transactions.
**)	Subscriber market share data presented here and in the following country tables are published by AC&M-Consulting and are generally based on registered subscribers.

In Russia our continued efforts to deliver growth through active marketing led to 43.0% year-on-year revenue growth, which is a remarkable achievement for a company of our size operating in a saturated market. This trend was further amplified by a favorable business environment and seasonal factors, resulting in a 14.1% increase in revenue in the second quarter of 2007 versus the first quarter of 2007.

Selling, general and administrative expenses (SG&A) as a percentage of net operating revenues were 28.7%, showing improvement on both a quarter-on-quarter and a year-on-year basis, from 29.3% and 31.1%, respectively.

The above-mentioned factors resulted in substantial improvement in OIBDA margin in the second quarter of 2007 as compared with the second quarter of 2006. The net income improvement was also helped by a slowdown in capital expenditures in the first half of 2007, and a corresponding deceleration in growth of depreciation charges.

In April 2007, we received an operating 3G license for the entire territory of Russia. This had no material impact on our results for the second quarter of 2007.

In the second quarter of 2007, VimpelCom invested $188.9 million for the purchase of long-lived assets in Russia.

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VimpelCom Announces Second Quarter And Six Month 2007 Financial And Operating Results

KAZAKHSTAN	Three months
	2Q2007	2Q2006	Change, 2Q07/2Q06	1Q2007	Change, 2Q07/1Q07
Net operating revenues (million US$)	148.6	80.1	85.5%	118.9	25.0%
including interconnect revenue	26.5	18.9	40.2%	20.5	29.3%
OIBDA (million US$)	80.3	33.9	136.9%	62.0	29.5%
OIBDA margin	53.7%	42.2%		51.9%
Gross margin (million US$)	112.0	55.3	102.5%	88.2	27.0%
Gross margin percentage	75.0%	68.9%		73.9%
SG&A (million US$)	31.7	20.2	56.7%	25.4	24.8%
SG&A percentage	21.2%	25.2%		21.3%
Net income*) (million US$)	16.4	11.0	49.1%	13.1	25.2%

ARPU, (US$)	13.6	12.6	7.9%	12.2	11.5%
MOU, (min)	88.8	66.3	33.9%	72.3	22.8%
SAC (US$)	10.9	9.3	17.2%	9.0	21.1%
Active subscribers	3,857,600	2,204,300	75.0%	3,501,300	10.2%
Churn	6.3%	8.2%		5.5%
Subscriber market share	49.3%	44.1%		50.2%

*)	After minority interest.

In the second quarter of 2007, the Company continued the successful development of its Kazakhstan operations. Substantial subscriber growth was accompanied by growth in MOU and ARPU. These factors led to impressive year-on-year and quarter-on-quarter growth in net operating revenues, OIBDA and net income.

OIBDA margin grew to 53.7% the highest level ever recorded by the Company in Kazakhstan. This exceptionally high margin was supported by growth of promotion-driven on-net traffic. We believe that the results demonstrate the underlying strength of the Kazakhstan market.

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VimpelCom Announces Second Quarter And Six Month 2007 Financial And Operating Results

UKRAINE	Three months
	2Q2007	2Q2006	Change, 2Q07/2Q06	1Q2007	Change, 2Q07/1Q07
Net operating revenues (US$, million)	22.7	5.8	291.4%	15.7	44.6%
including interconnect revenue	7.6	1.8	322.2%	5.4	40.7%
OIBDA (million US$)	-3.1	-11.3		-6.5
Gross margin (million US$)	13.5	2.3	487.0%	9.5	42.1%
Gross margin percentage	56.7%	39.0%		58.3%
SG&A (million US$)	16.5	13.2	25.1%	16.0	3.4%
SG&A percentage	69.5%	223.7%		98.2%
Net income (million US$)	-17.2	-17.0		-18.4

ARPU, (US$)	4.2	5.9	-28.8%	3.0	40.0%
MOU, (min)	159.9	172.4	-7.3%	138.0	15.9%
SAC (US$)	9.3	14.5	-35.9%	8.9	4.5%
Active subscribers	1,821,800	473,300	284.9%	1,953,200	-6.7%
Churn	7.0%	27.4%		5.7%
Subscriber market share	5.2%	1.6%		4.5%

Our Ukrainian operations continue to show encouraging trends. Revenues almost quadrupled on a year-on-year basis and we managed to achieve impressive 44.6% quarter-on-quarter revenue growth despite a persistently aggressive pricing environment. A balanced tariff policy combined with seasonal growth in usage and guest roaming allowed us to increase our ARPU by 40.0% on a quarter-on-quarter basis. OIBDA, though still negative, demonstrated a clear positive trend in the second quarter of 2007, and SG&A expenses were practically unchanged compared to the previous quarter.

We have also almost quadrupled the number of active subscribers in Ukraine in the past twelve months. Our subscriber market continues to grow reaching 5.2% in the second quarter of 2007. During the last quarter, we rebalanced our tariffs and tightened our churn policy, which led to a significant improvement in the quality of our subscriber base but at the same time decreased the number of active subscribers on a quarter-on-quarter basis.

Our focus in Ukraine remains on increasing our subscriber base, simultaneously paying attention to its quality, and striving towards positive OIBDA.

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VimpelCom Announces Second Quarter And Six Month 2007 Financial And Operating Results

UZBEKISTAN	Three months
	2Q2007	2Q2006	Change, 2Q07/2Q06	1Q2007	Change, 2Q07/1Q07
Net operating revenues (million US$)	23.1	15.0	54.0%	18.0	28.3%
OIBDA (million US$)	11.4	9.5	19.8%	8.7	31.4%
OIBDA margin	49.1%	63.3%		47.7%
Gross margin (million US$)	20.0	13.1	52.7%	15.2	31.6%
Gross margin percentage	86.1%	87.3%		83.5%
SG&A (million US$)	8.4	3.6	133.4%	6.4	29.7%
SG&A percentage	36.0%	23.9%		35.5%
Net income (million US$)	4.3	3.6	19.4%	2.5	72.0%

ARPU, (US$)	7.2	12.7	-43.3%	6.7	7.5%
MOU, (min)	265.6	349.3	-24.0%	242.2	9.7%
SAC (US$)	4.4	5.6	-21.4%	3.7	18.9%
Active subscribers	1,192,400	434,400	174.5%	1,106,300	7.8%
Subscriber market share	32.7%	25.8%		33.1%

In Uzbekistan mobile penetration is still only 15%, so our focus remains on growing our subscriber base. Accordingly, our active subscriber base grew 174.5% year-on-year. Subscriber growth, coupled with an increase in ARPU, led to healthy 28.3% revenue growth in the second quarter of 2007 as compared to the first quarter of 2007.

Our strategy is to continue investing in the development of the market. Key priorities in Uzbekistan are subscriber growth, network build-out, opening of new offices and development of our sales and distribution network.

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VimpelCom Announces Second Quarter And Six Month 2007 Financial And Operating Results

TAJIKISTAN	Three months
	2Q2007	2Q2006	Change, 2Q07/2Q06	1Q2007	Change, 2Q07/1Q07
Net operating revenues (million US$)	5.16	0.12	4200.0%	2.85	81.1%
OIBDA (million US$)	0.09	-0.31		-0.34
Gross margin (million US$)	3.24	0.08	3950.0%	1.55	109.0%
Gross margin percentage	62.5%	66.7%		54.2%
SG&A (million US$)	3.12	0.39	705.7%	1.89	64.6%
SG&A percentage	60.2%	312.1%		66.1%
Net income*) (million US$)	-1.77	-0.30		-1.00

ARPU, (US$)	10.1	4.0	152.5%	8.7	16.1%
MOU, (min)	224.2	47.6	371.0%	205.8	8.9%
SAC (US$)	15.3	3.5	337.1%	9.0	70.0%
Active subscribers	204,900	8,800	2228.4%	145,300	41.0%
Subscriber market share	15.2%	2.2%		11.2%

*)	After minority interest.

Tajikistan continued to demonstrate excellent growth in the second quarter. On a quarter-on-quarter basis the Company reported 81.1% growth in net operating revenues backed by 41.0% growth in the number of active subscribers, an increase in usage and 16.1% growth in ARPU. The Company continued to grow market share in the second quarter.

In order to accelerate growth we increased our sales and marketing investments, which resulted in an increase in SAC. Despite this, OIBDA turned positive in the second quarter.

The rapid development of our Tajikistan operations is due in part to a successful marketing policy, network roll-out, improving service quality and brand promotion activities.

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VimpelCom Announces Second Quarter And Six Month 2007 Financial And Operating Results

NEW OPERATIONS

ARMENIA	Three months
	2Q 2007	1Q 2007	Change, 2Q07/1Q07
Net operating revenues (million US$), including	58.35	54.07	7.9%
Mobile revenues	23.14	19.83	16.7%
fixed revenues	35.21	34.24	2.8%
OIBDA (million US$)	30.07	27.31	10.1%
OIBDA margin	51.6%	50.4%
Net income*) (million US$)	3.96	2.55	55.3%

Mobile active subscribers	471,000	439,900	7.1%
ARPU, (US$)	17.3	14.5	19.3%
MOU, (min)	185.1	141.3	31.0%
Mobile subscriber market share	33.2%	37.3%

Fixed subscribers	610,300	607,400	0.5%
ARPU fixed (US$)	19.3	18.8	2.7%

*)	After minority interest.

Armenian business showed very robust financial performance. We have started to implement changes in tariffs, and changes in customer service and network development across the country aimed at enhancing Armentel’s position in the mobile market. At the same time we are operating the fixed-line network and exploring fixed-to-mobile convergence opportunities. We have initiated a process of large-scale network modernization with the aim of building a next generation converged fixed/mobile network.

While the Company is concerned with the reported erosion of our subscriber market share, we believe that it is largely driven by changing the source of our market share data from internal estimations to AC&M-Consulting. Nonetheless, we are dissatisfied with the absolute level of our market share in Armenia and building it will be our main near-term priority. To address this issue we have developed actions which we believe will strengthen our commercial operations and build market presence starting from the second half of this year.

GEORGIA

The Company launched commercial operations in Georgia on March 15, 2007. Currently we continue to build the network and develop our sales and distribution channels. At the end of the second quarter we had approximately 14,000 active subscribers and revenues of US$ 0.15 million, so our operations in this country are still in the early phases.

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VimpelCom Announces Second Quarter And Six Month 2007 Financial And Operating Results

The Company’s management will discuss its second quarter results during a conference call and slide presentation on August 30, 2007 at 6:30 pm Moscow time (10:30 am ET in New York). The call and slide presentation may be accessed via webcast at the following URL address http://www.vimpelcom.com. The conference call replay and the slide presentation webcast will be available through September 06, 2007 and September 27, 2007, respectively. The slide presentation will also be available for download on VimpelCom’s website http://www.vimpelcom.com.

The VimpelCom Group includes companies operating in Russia, Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia and Armenia. The VimpelCom Group’s GSM and 3G license portfolio covers a territory with a population of about 250 million. This includes the entire territories of Russia, Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia and Armenia. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s ADSs are listed on the NYSE under the symbol “VIP”.

The second quarter 2007 U.S. GAAP financial statements were approved unanimously by our board of directors.

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to the Company’s strategic and development plans, including network development plans, and developments in the telecommunications markets in which the Company operates. These and other forward-looking statements are based on management’s best assessment of the Company’s strategic and financial position and of future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of unforeseen developments from competition, governmental regulation of the telecommunications industries in Russia and the CIS, general political uncertainties in Russia and the CIS and general economic developments in Russia and the CIS, challenges to 3G and Far East tenders and/or litigation with third parties or our shareholders (including Telenor), the Company’s ability to continue to grow its overall revenues and its subscriber base, continued volatility in the world economy and other factors. As a result of such risks and uncertainties, there can be no assurance that the effects of competition or current or future changes in the political, economic and social environment or current or future regulation of the Russian and CIS telecommunications industries will not have a material adverse effect on the VimpelCom Group.Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

For more information, please contact:

Alexander Boreyko	Peter Schmidt/Michael Polyviou
VimpelCom	Financial Dynamics
Tel: 7(495) 910-5977	Tel: 1(212) 850 5600
Investor_Relations@vimpelcom.com	mpolyviou@fd-us.com

-Definitions and tables are attached –

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Attachment A: Definitions

Registered subscriber is an authorized user of cellular services, using one SIM card (GSM/3G) with one or several selective numbers or one handset (DAMPS/CDMA) with one selective number. The number of subscribers includes employees using cellular services and excludes guest roamers and users of test SIM cards or handsets.

Churn rate is defined as the total number of registered subscribers disconnected from our network within a given period of time expressed as a percentage of the midpoint of subscribers in our network at the beginning and end of that period. Contract subscribers are disconnected if they have not paid their bills for 2 months and prepaid subscribers are disconnected 6 months after their services have been blocked. We typically block a prepaid subscriber’s service in two cases: (1) their balance drops to $0 or below, and (2) an account shows no chargeable activity within 6 months. The Company retains the right to change its disconnect policy to reflect changes in business or regulatory environment.

Active subscribers are those subscribers in the registered subscriber base who were a party to a revenue generating activity in the past three months and remain in the base at the end of the reported period. Such activities include all incoming and outgoing calls, subscriber fee accruals, debits related to service, outgoing SMS, MMS, data transmission and receipt sessions, but do not include incoming SMS and MMS sent by our Company or abandoned calls.

Prepaid subscribers are those subscribers who pay for their services in advance.

Fixed-line subscriber is an authorized user of fixed-line communications services.

OIBDA is a non-U.S. GAAP financial measure. OIBDA, previously referred to as EBITDA by the Company, is defined as operating income before depreciation and amortization. The Company believes that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our business operations, including our ability to finance capital expenditures, acquisitions and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under U.S. GAAP, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculations are commonly used as bases for some investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA should not be considered in isolation as an alternative to net income, operating income or any other measure of performance under U.S. GAAP. OIBDA does not include our need to replace our capital equipment over time. Reconciliation of OIBDA to operating income, the most directly comparable U.S. GAAP financial measure, is presented below in the reconciliation tables section.

OIBDA margin is OIBDA expressed as a percentage of total net operating revenues. Reconciliation of OIBDA margin to operating income as a percentage of total net operating revenues, the most directly comparable U.S. GAAP financial measure, is presented below in the reconciliation tables section.

Gross margin is defined as total operating revenues less service costs and cost of handsets and accessories sold.

Gross margin percentage is gross margin expressed as a percentage of total net operating revenues.

Each ADS represents 0.05 of one share of common stock. This ratio was established effective August 21, 2007.

ARPU (Monthly Average Revenue per User), a non-U.S. GAAP financial measure, is calculated by dividing the Company’s service revenue during the relevant period, including roaming revenue and interconnect revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue, by the average number of the Company’s active subscribers during the period and dividing by the number of months in that period. Reconciliation of ARPU to service revenues and connection fees, the most directly comparable U.S. GAAP financial measure, is presented below in the tables section. The Company believes that ARPU provides useful information to investors because it is an indicator of the performance of the Company’s business operations and assists management in budgeting. The Company also believes that ARPU provides management with useful information concerning usage and acceptance of the Company’s services. ARPU should not be viewed in isolation or an alternative to other figures reported under U.S. GAAP.

ARPUREG is ARPU calculated with regard to the registered subscriber base.

MOU (Monthly Average Minutes of Use per User) is calculated by dividing the total number of minutes of usage for incoming and outgoing calls during the relevant period (excluding guest roamers) by the average number of active subscribers during the period and dividing by the number of months in that period.

MOUREG is MOU calculated with regard to the registered subscriber base.

SAC (Average Acquisition Cost Per User), a non-U.S. GAAP financial measure, is calculated as dealers’ commissions (for sales and bonus for exclusivity* ), advertising expenses and handset subsidies for the relevant period divided by the number of new subscribers added during the relevant period. Reconciliation of SAC to selling, general and administrative expenses, the most directly comparable U.S. GAAP financial measure, is presented below in the tables section. The Company believes that SAC in growing markets provides useful information to investors because it is an indicator of the performance of the Company’s business operations and assists management in budgeting. The Company also believes that SAC assists management in quantifying the incremental costs to acquire a new subscriber. SAC should not be viewed in isolation or as an alternative to other figures reported under U.S. GAAP.

Market share of subscribers for each relevant area is calculated by dividing the estimated number of our subscribers in Russia, Kazakhstan, Ukraine, Uzbekistan, Tajikistan and Armenia, respectively, by the total estimated number of subscribers in Russia, Kazakhstan, Ukraine, Uzbekistan, Tajikistan and Armenia, respectively.

*)

Dealers’ bonus for exclusivity which we counted prior to the fourth quarter of 2006 as a part of general and administrative expenses is now included in the dealers’ commission expense. Historical numbers including SAC were recalculated accordingly.

Attachment B: VimpelCom financial statements

Open Joint Stock Company “Vimpel-Communications”

Unaudited Condensed Consolidated Statements of Operations

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006
	(In thousands of US dollars, except per share (ADS) amounts)
Operating revenues:
Service revenues and connection fees	$1,715,482	$1,116,152	$3,201,674	$2,046,302
Sales of handsets and accessories	1,263	5,319	2,785	10,648
Other revenues	1,236	577	2,202	1,564

Total operating revenues	1,717,981	1,122,048	3,206,661	2,058,514

Revenue based tax	(814)	(502)	(1,447)	(801)

Net operating revenues	1,717,167	1,121,546	3,205,214	2,057,713

Operating expenses:
Service costs (exclusive of depreciation shown separately below)	313,011	196,374	578,337	359,293
Cost of handsets and accessories sold	1,491	4,896	3,219	9,846
Selling, general and administrative expenses	494,445	355,031	933,912	637,956
Depreciation	285,365	194,845	554,537	365,939
Amortization	53,807	43,148	107,096	84,103
Provision for doubtful accounts	11,462	3,690	26,571	6,456

Total operating expenses	1,159,581	797,984	2,203,672	1,463,593

Operating income	557,586	323,562	1,001,542	594,120

Other income and expenses:
Interest income	7,657	3,491	12,309	4,883
Other income	864	1,691	3,041	3,795
Interest expense	(47,643)	(47,419)	(93,448)	(90,592)
Other expenses	(8,730)	(7,738)	(21,721)	(12,315)
Net foreign exchange gain (loss)	8,362	20,103	25,091	25,682

Total other income and expenses	(39,490)	(29,872)	(74,728)	(68,547)

Income before income taxes and minority interest	518,096	293,690	926,814	525,573

Income taxes expense	143,648	87,866	263,594	163,744
Minority interest in net earnings of subsidiaries	15,175	10,878	26,672	14,778

Income before cumulative effect of change in accounting principle	359,273	194,946	636,548	347,051

Cumulative effect of changes in accounting principles	—	—	—	(1,882)

Net income	$359,273	$194,946	$636,548	$345,169

Net income per common share	$7.07	$3.83	$12.52	$6.77
Net income per ADS equivalent	$0.35	$0.19	$0.63	$0.34

Weighted average common shares outstanding (thousands)	50,833	50,913	50,862	50,972

Dividends per share	$6.47	—	$6.47	—
Dividends per ADS equivalent	$0.32	—	$0.32	—

Open Joint Stock Company “Vimpel-Communications”

Unaudited Condensed Consolidated Balance Sheets

	June 30, 2007	December 31, 2006
	(In thousands of US dollars)
Assets
Current assets:
Cash and cash equivalents	$950,666	$344,494
Trade accounts receivable	288,492	311,991
Other current assets	416,850	468,071

Total current assets	1,656,008	1,124,556

Non-current assets
Property and equipment, net	4,865,589	4,615,675
Telecommunication licenses and allocation of frequencies, net	888,912	924,809
Other intangible assets, net	1,067,448	1,033,140
Other assets	732,743	738,366

Total non-current assets	7,554,692	7,311,990

Total assets	$9,210,700	$8,436,546

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$555,623	$671,532
Due to related parties	939	421
Customer advances and deposits	299,373	314,375
Bank loans, current portion	361,660	358,211
Dividends payable, net	283,868	—
Accrued liabilities	437,486	267,437

Total current liabilities	1,938,949	1,611,976

Deferred income taxes	511,356	528,025
Bank and other loans, less current portion	2,096,280	1,980,726
Equipment financing and other liabilities	105,321	115,050

Minority Interest	246,552	257,859

Shareholders’ equity	4,312,242	3,942,910

Total liabilities and shareholders’ equity	$9,210,700	$8,436,546

Open Joint Stock Company “Vimpel-Communications”

Unaudited Condensed Consolidated Statements of Cash Flows

	Six months ended June 30,
	2007	2006
	(In thousands of US dollars)
Net cash provided by operating activities	$1,351,512	$792,024

Proceeds from bank and other loans	291,896	744,409
Sale of treasury stock	34,995	2,784
Payments of fees in respect of bank loans	(1,288)	(37,789)
Repayment of rouble denominated bonds	—	(110,783)
Repayment of bank and other loans	(176,674)	(234,372)
Repayment of equipment financing obligations	(38,429)	(31,946)
Purchase of treasury stock	(81,069)	(38,535)
Repayment of lease obligations	(331)	—

Net cash provided by financing activities	29,100	293,768

Purchase of property and equipment	(604,238)	(532,422)
Acquisition of subsidiaries, net of cash	(55,924)	(252,522)
Purchase price adjustment for ArmenTel and Tacom	(12,688)	—
Purchase of intangible assets	(14,185)	(21,275)
Purchase of other assets	(93,403)	(194,529)

Net cash used in investing activities	(780,437)	(1,000,748)

Effect of exchange rate changes on cash	5,997	9,121

Net increase (decrease) in cash	606,172	94,165
Cash and cash equivalents at beginning of period	344,494	363,646

Cash and cash equivalents at end of period	$950,666	$457,811

Supplemental cash flow information

Cash paid during the period:
Income tax	$260,199	$129,832
Interest	99,475	88,391

Non-cash activities:
Equipment acquired under financing and capital lease agreements	$25,873	$3,536
Accounts payable for equipment and other long-lived assets	199,033	170,804
Offset of 2009 Tendered Notes	—	232,766
Utilized part of Ericsson non-cash discount in Ukraine	(1,658)	22,161
Acquisitions:
Fair value of assets acquired	—	150,021
Fair value of minority interest acquired	41,636	—
Difference between the amount paid and the fair value of net assets acquired	14,288	154,061
Cash paid for the capital stock	(55,924)	(260,974)

Liabilities assumed	$—	$43,108

Attachment C. Reconciliation tables (Unaudited)

CONSOLIDATED

Reconciliation of OIBDA

(In thousands of US dollars)

	Three months ended
	June 30, 2007	June 30, 2006	March 31, 2007
OIBDA	896,758	561,555	766,417
Depreciation	(285,365)	(194,845)	(269,172)
Amortization	(53,807)	(43,148)	(53,289)
Operating income	557,586	323,562	443,956

Reconciliation of OIBDA Margin

	Three months ended
	June 30, 2007	June 30, 2006	March 31, 2007
OIBDA margin	52.2%	50.1%	51.5%
Less: Depreciation as a percentage of net operating revenue	(16.6)%	(17.4)%	(18.1)%
Less: Amortization as a percentage of net operating revenue	(3.1)%	(3.9)%	(3.6)%
Operating income as a percentage of net operating revenue	32.5%	28.8%	29.8%

RUSSIA

Reconciliation of OIBDA in Russia

(In thousands of US dollars)

	Three months ended
	June 30, 2007	June 30, 2006	March 31, 2007
OIBDA	779,828	529,704	676,476
Depreciation	(240,387)	(182,684)	(232,681)
Amortization	(28,478)	(25,657)	(28,536)
Operating income	510,963	321,363	415,259

Reconciliation of OIBDA Margin in Russia

	Three months ended
	June 30, 2007	June 30, 2006	March 31, 2007
OIBDA margin	53.4%	51.9%	52.9%
Less: Depreciation as a percentage of net operating revenue	(16.5)%	(17.9)%	(18.2)%
Less: Amortization as a percentage of net operating revenue	(1.9)%	(2.5)%	(2.2)%
Operating income as a percentage of net operating revenue	35.0%	31.5%	32.5%

Reconciliation of SAC in Russia

(In thousands of US dollars, except for SAC and subscriber amounts)

	Three months ended
	June 30, 2007	June 30, 2006	March 31, 2007
Selling, general and administrative expenses	418,738	317,608	374,757
Less: General and administrative expenses	305,941	219,320	284,977
Sales and marketing expenses, including	112,797	98,288	89,780
advertising & marketing expenses	57,636	50,709	43,132
dealers’ commission expense	55,161	47,579	46,648
New gross subscribers,’000	4,947	5,469	4,056
Subscriber Acquisition Cost (SAC) (US$)	22.8	18.0	22.1

Reconciliation of ARPU in Russia

(In thousands of US dollars, except for ARPU and subscriber amounts)

	Three months ended
	June 30, 2007	June 30, 2006	March 31, 2007
Service revenue and connection fees	1,457,896	1,014,810	1,276,754
Less: Connection fees	164	622	169
Less: Revenue from rent of fiber-optic channels	983	325	964
Service revenue used to calculate ARPU	1,456,749	1,013,863	1,275,621
Average number of registered subscribers, ‘000	49,043	45,803	47,974
ARPU REG (US$)	9.9	7.4	8.9
Average number of active subscribers,’000	39,359	37,733	39,021
ARPU (US$)	12.3	9.0	10.9

KAZAKHSTAN

Reconciliation of OIBDA in Kazakhstan

(In thousands of US dollars)

	Three months ended
	June 30, 2007	June 30, 2006	March 31, 2007
OIBDA	80,317	33,908	62,007
Depreciation	(17,537)	(9,363)	(15,817)
Amortization	(9,419)	(9,324)	(9,154)
Operating income	53,361	15,221	37,036

Reconciliation of OIBDA Margin in Kazakhstan

(In thousands of US dollars)

	Three months ended
	June 30, 2007	June 30, 2006	March 31, 2007
OIBDA margin	53.7%	42.2%	51.9%
Less: Depreciation as a percentage of net operating revenue	(11.7)%	(11.7)%	(13.2)%
Less: Amortization as a percentage of net operating revenue	(6.3)%	(11.5)%	(7.7)%
Operating income as a percentage of net operating revenue	35.7%	19.0%	31.0%

Reconciliation of SAC in Kazakhstan

(In thousands of US dollars, except for SAC and subscriber amounts)

	Three months ended
	June 30, 2007	June 30, 2006	March 31, 2007
Selling, general and administrative expenses	31,723	20,240	25,423
Less: General and administrative expenses	23,250	14,761	18,700
Sales and marketing expenses, including	8,473	5,479	6,723
advertising & marketing expenses	4,918	2,275	3,895
dealers’ commission expense	3,555	3,204	2,828
New gross subscribers,’000	779	588	744
Subscriber Acquisition Cost (SAC) (US$)	10.9	9.3	9.0

Reconciliation of ARPU in Kazakhstan

(In thousands of US dollars, except for ARPU and subscriber amounts)

	Three months ended
	June 30, 2007	June 30, 2006	March 31, 2007
Service revenue and connection fees	149,326	80,301	119,399
Less: Connection fees	0	0	0
Less: Revenue from rent of fiber-optic channels	0	0	0
Service revenue used to calculate ARPU	149,326	80,301	119,399
Average number of registered subscribers, ‘000	4,598	2,681	4,086
ARPU REG (US$)	10.8	10.0	9.7
Average number of active subscribers,’000	3,655	2,120	3,271
ARPU (US$)	13.6	12.6	12.2

UKRAINE

Reconciliation of OIBDA in Ukraine

(In thousands of US dollars)

	Three months ended
	June 30, 2007	June 30, 2006	March 31, 2007
OIBDA	(3,073)	(11,259)	(6,518)
Depreciation	(4,330)	(859)	(3,203)
Amortization	(5,234)	(4,909)	(5,210)
Operating income	(12,637)	(17,027)	(14,931)

Reconciliation of SAC in Ukraine

(In thousands of US dollars, except for SAC and subscriber amounts)

	Three months ended
	June 30, 2007	June 30, 2006	March 31, 2007
Selling, general and administrative expenses	16,527	13,216	15,980
Less: General and administrative expenses	11,833	7,283	10,844
Sales and marketing expenses, including	4,694	5,933	5,136
advertising & marketing expenses	3,723	5,312	4,158
dealers’ commission expense	971	621	978
New gross subscribers,’000	504	408	578
Subscriber Acquisition Cost (SAC) (US$)	9.3	14.5	8.9

Reconciliation of ARPU in Ukraine

(In thousands of US dollars, except for ARPU and subscriber amounts)

	Three months ended
	June 30, 2007	June 30, 2006	March 31, 2007
Service revenue and connection fees	23,436	5,948	16,158
Less: Connection fees	36	0	5
Less: Revenue from rent of fiber-optic channels	0	0	0
Service revenue used to calculate ARPU	23,400	5,948	16,153
Average number of registered subscribers, ‘000	2,474	424	2,143
ARPU REG (US$)	3.2	4.7	2.5
Average number of active subscribers,’000	1,847	338	1,781
ARPU (US$)	4.2	5.9	3.0

UZBEKISTAN

Reconciliation of OIBDA in Uzbekistan

(In thousands of US dollars)

	Three months ended
	June 30, 2007	June 30, 2006	March 31, 2007
OIBDA	11,388	9,507	8,664
Depreciation	(3,312)	(1,902)	(3,097)
Amortization	(3,414)	(3,113)	(3,383)
Operating income	4,662	4,492	2,184

Reconciliation of OIBDA Margin in Uzbekistan

	Three months ended
	June 30, 2007	June 30, 2006	March 31, 2007
OIBDA margin	49.1%	63.3%	47.7%
Less: Depreciation as a percentage of net operating revenue	(14.3)%	(12.7)%	(17.0)%
Less: Amortization as a percentage of net operating revenue	(14.7)%	(20.7)%	(18.6)%
Operating income as a percentage of net operating revenue	20.1%	29.9%	12.0%

Reconciliation of SAC in Uzbekistan

(In thousands of US dollars, except for SAC and subscriber amounts)

	Three months ended
	June 30, 2007	June 30, 2006	March 31, 2007
Selling, general and administrative expenses	8,355	3,580	6,442
Less: General and administrative expenses	6,579	2,869	4,630
Sales and marketing expenses, including	1,776	711	1,812
advertising & marketing expenses	856	266	699
dealers’ commission expense	920	445	1,113
New gross subscribers,’000	403	127	488
Subscriber Acquisition Cost (SAC) (US$)	4.4	5.6	3.7

Reconciliation of ARPU in Uzbekistan

(In thousands of US dollars, except for ARPU and subscriber amounts)

	Three months ended
	June 30, 2007	June 30, 2006	March 31, 2007
Service revenue and connection fees	24,009	15,507	18,778
Less: Connection fees	0	0	0
Less: Revenue from rent of fiber-optic channels	0	0	0
Service revenue used to calculate ARPU	24,009	15,507	18,778
Average number of registered subscribers, ‘000	1,148	456	980
ARPU REG (US$)	7.0	11.3	6.4
Average number of active subscribers,’000	1,109	406	930
ARPU (US$)	7.2	12.7	6.7

TAJIKISTAN

Reconciliation of OIBDA in Tajikistan

(In thousands of US dollars)

	Three months ended
	June 30, 2007	June 30, 2006	March 31, 2007
OIBDA	94	(305)	(343)
Depreciation	(587)	(37)	(345)
Amortization	(158)	(145)	(158)
Operating income	(651)	(487)	(846)

Reconciliation of SAC in Tajikistan

(In thousands of US dollars, except for SAC and subscriber amounts)

	Three months ended
	June 30, 2007	June 30, 2006	March 31, 2007
Selling, general and administrative expenses	3,118	387	1,894
Less: General and administrative expenses	2,044	386	1,199
Sales and marketing expenses, including	1074	0.7	695
advertising & marketing expenses	665	0.6	305
dealers’ commission expense	409	0.1	390
New gross subscribers,’000	70	0.2	77
Subscriber Acquisition Cost (SAC) (US$)	15.3	3.5	9.0

Reconciliation of ARPU in Tajikistan

(In thousands of US dollars, except for ARPU and subscriber amounts)

	Three months ended
	June 30, 2007	June 30, 2006	March 31, 2007
Service revenue and connection fees	5,222	119	2,891
Less: Connection fees	0	0	0
Less: Revenue from rent of fiber-optic channels	0	0	0
Service revenue used to calculate ARPU	5,222	119	2,891
Average number of registered subscribers, ‘000	181	18	113
ARPU REG (US$)	9.6	2.2	8.5
Average number of active subscribers,’000	172	10	111
ARPU (US$)	10.1	4.0	8.7

ARMENIA

Reconciliation of OIBDA in Armenia

(In thousands of US dollars)

	Three months ended
	June 30, 2007	June 30, 2006	March 31, 2007
OIBDA	30,069	NA	27,309
Depreciation	(18,729)	NA	(13,941)
Amortization	(5,875)	NA	(5,865)
Operating income	5,465	NA	7,503

Reconciliation of OIBDA Margin in Armenia

	Three months ended
	June 30, 2007	June 30, 2006	March 31, 2007
OIBDA margin	51.6%	NA	50.4%
Less: Depreciation as a percentage of net operating revenue	(32.1)%	NA	(25.7)%
Less: Amortization as a percentage of net operating revenue	(10.1)%	NA	(10.8)%
Operating income as a percentage of net operating revenue	9.4%	NA	13.9%

Reconciliation of mobile ARPU in Armenia

(In thousands of US dollars, except for ARPU and subscriber amounts)

	Three months ended
	June 30, 2007	June 30, 2006	March 31, 2007
Service revenue and connection fees	23,208	NA	19,912
Less: Connection fees	19	NA	129
Less: Revenue from rent of fiber-optic channels	0	NA	0
Service revenue used to calculate ARPU	23,189	NA	19,783
Average number of registered subscribers, ‘000	486	NA	468
ARPU REG (US$)	15.9	NA	14.1
Average number of active subscribers,’000	446	NA	456
ARPU (US$)	17.3	NA	14.5

Reconciliation of fixed ARPU in Armenia

(In thousands of US dollars, except for ARPU and subscriber amounts)

	Three months ended
	June 30, 2007	June 30, 2006	March 31, 2007
Service revenue and connection fees	35,214	NA	34,242
Less: Connection fees	55	NA	0
Service revenue used to calculate ARPU	35,159	NA	34,242
Average number of subscribers,’000	608	NA	607
Average revenue per subscriber per month (US$)	19.3	NA	18.8

Attachment D. Additional reference data

Operating and Financial Indicators

CONSOLIDATED	Three months
	2Q2007	2Q2006	Change, 2Q07/2Q06	1Q2007	Change, 2Q07/1Q07
Registered mobile subscribers	59,049,700	50,822,100	16.2%	56,805,600	4.0%
Registered fixed subscribers	610,300	NA		607,400	0.5%

RUSSIA	Three months
	2Q2007	2Q2006	Change, 2Q07/2Q06	1Q2007	Change, 2Q07/1Q07
Registered subscribers	49,594,300	46,905,600	5.7%	48,345,300	2.6%
ARPUREG, (US$)	9.9	7.4	33.8%	8.9	11.2%
MOUREG, (min)	154.6	115.9	33.4%	130.9	18.1%

KAZAKHSTAN	Three months
	2Q2007	2Q2006	Change, 2Q07/2Q06	1Q2007	Change, 2Q07/1Q07
Registered subscribers	4,837,200	2,880,900	67.9%	4,345,600	11.3%
ARPUREG, (US$)	10.8	10.0	8.0%	9.7	11.3%
MOUREG, (min)	70.6	52.4	34.7%	57.9	21.9%

UKRAINE	Three months
	2Q2007	2Q2006	Change, 2Q07/2Q06	1Q2007	Change, 2Q07/1Q07
Registered subscribers	2,661,400	569,400	367.4%	2,331,300	14.2%
ARPUREG, (US$)	3.2	4.7	-31.9%	2.5	28.0%
MOUREG, (min)	119.4	137.2	-13.0%	114.7	4.1%

UZBEKISTAN	Three months
	2Q2007	2Q2006	Change, 2Q07/2Q06	1Q2007	Change, 2Q07/1Q07
Registered subscribers	1,224,800	451,600	171.2%	1,147,200	6.8%
ARPUREG, (US$)	7.0	11.3	-38.1%	6.4	9.4%
MOUREG, (min)	256.5	311.5	-17.7%	229.9	11.6%

TAJIKISTAN	Three months
	2Q2007	2Q2006	Change, 2Q07/2Q06	1Q2007	Change, 2Q07/1Q07
Registered subscribers	218,000	14,600	1393.2%	149,900	45.4%
ARPUREG, (US$)	9.6	2.2	336.4%	8.5	12.9%
MOUREG, (min)	213.7	26.1	718.8%	201.2	6.2%

ARMENIA	Three months
	2Q2007	2Q2006	Change, 2Q07/2Q06	1Q2007	Change, 2Q07/1Q07
Registered mobile subscribers	497,600	NA	NA	478,000	4.1%
ARPUREG, (US$)	15.9	NA	NA	14.1	12.8%
MOUREG, (min)	169.9	NA	NA	137.6	23.5%

VimpelCom Presentation of 2Q 2007 Financial and Operating Results August 30, 2007

Disclaimer
This presentation contains "forward-looking statements", as the phrase is defined in Section 27A of the
Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate, in part, to the Company’s strategy and development plans in Russia and the CIS, development of the Company’s
3G network in Russia and the outcome of 2G license tenders in the Far East Region of Russia. The forward-
looking statements are based on management's best assessment of the Company's strategic and financial position, and future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of risks and uncertainties relating to developments from competition, governmental regulations of the wireless telecommunications industry, general political uncertainties in Russia and the CIS, general economic developments in Russia and the CIS, challenges to 3G and Far East tenders, and/or litigation with third parties or our shareholders (including
Telenor). The actual outcome may also differ materially if the Company is unable to obtain all necessary corporate approvals relating to its business (including approval of funding, specific transactions and payment of dividends), and other factors. There can be no assurance that these risks and uncertainties will not have a material adverse effect on the Company, that the Company will be able to grow or that it will be successful in executing its strategy and development plans. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the
Company's Annual Report on Form 20-F for the year ended December 31, 2006 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. The Company disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

Agenda
Kent McNeley, CMO
Nikolay Pryanishnikov,
Executive VP, General Director, Russia
will be joined by:
Q&A Session
Alexander Izosimov, CEO
Operational Overview
Elena Shmatova, CFO
Financial Overview
Alexander Izosimov, CEO
Welcome Remarks

Quarterly Financial Dynamics
Net Revenues, $ mln Net Income, $ mln
OIBDA, $ mln
OIBDA Margin
+53.1%
936
1,122
1,359 1,451
1,488
1,717
1Q 06 2Q 06 3Q 06 4Q 06 1Q 07 2Q 07
+84.3%
359
277
198
268
195
150
1Q 06 2Q 06 3Q 06 4Q 06 1Q 07 2Q 07
+59.7%
897
766
690
718
562
483
1Q 06 2Q 06 3Q 06 4Q 06 1Q 07 2Q 07
51.6%
50.1%
52.8%
47.5%
51.5%
52.2%
1Q 06 2Q 06 3Q 06 4Q 06 1Q 07 2Q 07

Continuing Increase of Operating Cash Flow
804
2,531
1,971
1,293
-1,512
-1,553
-1,635
-1,242
-438
-342
978
459
2004 2005 2006 2Q 07LTM
Operating Cash Flow, $ mln CAPEX, $ mln Free cash-flow before acquisitions

Strong Balance Sheet
* In cases when OIBDA is part of financial ratios it is deemed to be calculated in accordance with the reconciliation tables herein
($ mln)
Jun 30,'07 Dec 31,'06 Dec 31,'05
Cash and Cash Equivalents 951 344 364
Total Assets 9,211 8,437 6,307
Total Debt 2,598 2,489 1,998
-Short-term 427 424 421
-Long-term 2,171 2,065 1,577
Shareholders' Equity 4,312 3,943 2,741
LTM  OIBDA* 3,071 2,452 1,571
- LTM Depreciation and
amortization 1,266 1,055 593
- LTM Operating Income 1,805 1,397 978
LTM Interest 189 186 147
Debt/Assets 0.3 0.3 0.3
Net Debt 1,647 2,145 1,634
13.2
16.2
10.7
0.6
0.6
0.7
1.0
1.3
0.8
0.0
6.0
12.0
18.0
Dec 31, '05 Dec 31, '06 Jun 30, '07
-0.4
-0.2
0.0
0.2
0.4
0.6
0.8
1.0
1.2
1.4
OIBDA LTM/Interest LTM Debt/Equity Debt/OIBDA LTM

Operating Highlights: Russia
MOU, min ARPU, US$
Active Subscriber Base, mln
Subscriber Market Share
*
*
)
Source: AC&M Consulting
37.4
38.2
38.8
38.6
40.1
39.8
1Q 06 2Q 06 3Q 06 4Q 06 1Q 07 2Q 07
7.8
9.0
10.6
10.9
10.9
12.3
1Q 06 2Q 06 3Q 06 4Q 06 1Q 07 2Q 07
132
141
152
158
161
193
1Q 06 2Q 06 3Q 06 4Q 06 1Q 07 2Q 07
31%
31%
32%
32%
33% 34%
35%
34%
34%
34%
33%
33%
20% 20% 19%
19%
19%
18%
16%
16%
15%
14%
13%
15%
1Q 06 2Q 06 3Q 06 4Q 06 1Q 07 2Q 07
VimpelCom MTS MegaFon Others

Financial Highlights: Russia
Net Revenues, $ mln OIBDA, $ mln
CAPEX, $ mln CAPEX / Revenue, LTM
+43.0%
1,459
1,278
1,281
1,228
1,021
871
1Q 06 2Q 06 3Q 06 4Q 06 1Q 07 2Q 07
+47.2%
780
677
645
666
530
462
1Q 06 2Q 06 3Q 06 4Q 06 1Q 07 2Q 07
189
200
380
226
297
146
1Q 06 2Q 06 3Q 06 4Q 06 1Q 07 2Q 07
19.0%
22.9%
23.9%
32.5%
36.1%
41.6%
1Q 06 2Q 06 3Q 06 4Q 06 1Q 07 2Q 07

Status of 3G Development in Russia
License awarded
Commercial operations
Q2
Equipment certification
Equipment tender
initiated
2007
2007
2008
2008
Q3 Q4
Q1
Q2 Q3
Q4
Tender
completed
Network construction
begins
Trial operations
Q1

2G Licensing Developments in Russian Far East
Tenders were recently conducted for licenses in
several of the Far East regions
VimpelCom challenged the results and the terms of
all of the tenders as unfair and discriminatory. The
Russian Federal Anti-monopoly Service (FAS)
supported our position and asked the courts to annul
the results of the tenders
• A newly created regulator suspended further tenders
for the Far East licenses while reviewing their terms
and conditions. New tenders are expected to take
place in mid-October

Sources of Year-on-Year Growth
Net Revenue Growth, $ mln
OIBDA Growth, $ mln
Subscriber Growth,  ‘000
1,717
1,122
1,459
101
157
258
1,021
438
2Q 06 Russia CIS 2Q 07
897
562
530
32
85
117
250
780
2Q 06 Russia CIS 2Q 07
47,701
41,283
38,162
3,121
7,561
1,978
40,140
4,440
2Q 06 Russia CIS 2Q 07
Russia CIS

Operating Highlights: Kazakhstan
ARPU, US$ MOU, min
Active Subscriber Base, mln Subscriber Market Share
*
2.6
3.1
3.5
2.1
2.2
3.9
1Q 06 2Q 06 3Q 06 4Q 06 1Q 07 2Q 07
8.8
12.6
14.4
13.8
12.2
13.6
1Q06 2Q06 3Q 06 4Q 06 1Q 07 2Q 07
45
66
88
78
89
72
1Q 06 2Q 06 3Q 06 4Q 06 1Q 07 2Q 07
*
)
Source: AC&M Consulting
41%
44%
47%
55%
51%
48%
4%
5% 5% 5%
50%
49%
49%
45% 46%
46%
5%
5%
1Q 06 2Q 06 3Q 06 4Q 06 1Q 07 2Q 07
VIP K'Cell Others

Financial Highlights: Kazakhstan
Net Revenues, $ mln OIBDA, $ mln
CAPEX, $
mln
CAPEX / Revenue, LTM
+85.5%
149
119
112
104
80
54
1Q 06 2Q 06 3Q 06 4Q 06 1Q 07 2Q 07
+136.9%
22
34
49
36
62
80
1Q 06 2Q 06 3Q 06 4Q 06 1Q 07 2Q 07
46
31
49
55
37
36
1Q 06 2Q 06 3Q 06 4Q 06 1Q 07 2Q 07
80.9%
69.3%
64.2%
50.2%
41.2%
37.3%
1Q 06 2Q 06 3Q 06 4Q 06 1Q 07 2Q 07

Operating and Financial Highlights: Ukraine
Active Subscriber Base, mln
ARPU (US$) and MOU (min)
46
29
56
78
55
13
1Q 06 2Q 06 3Q 06 4Q 06 1Q 07 2Q 07
CAPEX, $
mln
Net Revenues, $ mln
+291.4%
22.7
15.7
14.3
11.5
5.8
2.1
1Q 06 2Q 06 3Q 06 4Q 06 1Q 07 2Q 07
0.1
0.5
0.8
1.5
1.8
2.0
1Q 06 2Q 06 3Q 06 4Q 06 1Q 07 2Q 07
4.2
3.4
5.9
6.7
4.2
3.0
160
138
149
168
172
61
0
2
4
6
8
1Q 06 2Q 06 3Q 06 4Q 06 1Q 07 2Q 07
0
50
100
150
200
ARPU active base MOU active base

Operating and Financial Highlights:
Uzbekistan
Active Subscriber Base, mln Net Revenues, $ mln
ARPU (US$) and MOU (min) CAPEX, $ mln
19
8
20
15
10
0
1Q 06 2Q 06 3Q 06 4Q 06 1Q 07 2Q 07
+54.0%
23.1
18.0
15.8
15.7
15.0
8.9
1Q 06 2Q 06 3Q 06 4Q 06 1Q 07 2Q 07
0.4
0.4
0.5
0.7
1.2
1.1
1Q 06 2Q 06 3Q 06 4Q 06 1Q 07 2Q 07
6.7
9.8
11.8
12.7
16.6
7.2
454
349
305
269
242
266
4
8
12
16
20
1Q 06 2Q 06 3Q 06 4Q 06 1Q 07 2Q 07
100
200
300
400
500
ARPU active base MOU active base

Operating and Financial Highlights: Armenia
* The 4Q 2006 data represent the results of operations for 1.5 months since the date of acquisition by VimpelCom
Net Revenues, $ mln
ARPU, US$ CAPEX, $ mln
19.8
16.9
34.2
35.2
10.5
23.1
4Q 06* 1Q 07 2Q 07
Fixed revenue Mobile revenue
17.0
14.5
17.3
19.3
18.8
18.5
4Q 06* 1Q 07 2Q 07
Mobile ARPU active base Fixed ARPU
20
5
9
4Q 06* 1Q 07 2Q 07
Active Subscriber Base, mln
0.6 0.6
0.4 0.4
0.6
0.5
4Q 06* 1Q 07 2Q 07
Fixed subscribers Mobile active subscribers

Operating and Financial Highlights:
Georgia and Tajikistan
Georgia
• Operations launched at the end of Q1 and are still in a start-up phase
• Focus on roll-out and distribution network development
Tajikistan
• Sequential rapid growth continues:
81% revenue growth
41% increase in active subscribers
• OIBDA turned positive in Q2
• Market share increased from 11.2% to 15.2%

Summary
• Strong quarter-on-quarter and year-on-year growth
of financial and operating results in all markets
• Overall business in Russia is continuing to grow
and gain efficiency
• CIS becoming an increasingly important source of
new subscribers, demonstrating impressive revenue
growth and improvements in OIBDA margins

Questions and Answers
If you would like to ask a question, please press the star key followed by the digit one on your touch-tone telephone.
Due to time constraints, we ask that you limit yourselves to one question and one follow-up question.
If you are using a speakerphone, please make sure your mute button is turned off to allow your signal to reach the equipment.
----------
Thank you for your interest in VimpelCom
For more information please visit www.vimpelcom.com or contact
Investor_Relations@vimpelcom.com

APPENDICES

Moldova
Population: 3.9 mln.
Penetration 38%
GDP* 2,000
Moldova
Population: 3.9 mln.
Penetration 38%
GDP* 2,000
Armenia
Population: 3.2 mln.
Acquired: Nov. 2006
Penetration 46%
GDP* 5,700
Armenia
Population: 3.2 mln.
Acquired: Nov. 2006
Penetration 46%
GDP* 5,700
Russia and CIS License Footprint
2G & 3G licenses
2G & 3G licenses
No VIP license
No VIP license
Ukraine
Population: 46.5 mln.
Acquired: Nov. 2005
Penetration 110%
GDP* 7,800
Ukraine
Population: 46.5 mln.
Acquired: Nov. 2005
Penetration 110%
GDP* 7,800
Georgia
Population: 4.5 mln.
Acquired: Jul. 2006
Penetration 47%
GDP* 3,800
Georgia
Population: 4.5 mln.
Acquired: Jul. 2006
Penetration 47%
GDP* 3,800
Azerbaijan
Population: 8.5 mln.
Penetration 44%
GDP* 7,500
Azerbaijan
Population: 8.5 mln.
Penetration 44%
GDP* 7,500
Turkmenistan
Population: 6.7 mln.
Penetration 5%
GDP* 8,500
Turkmenistan
Population: 6.7 mln.
Penetration 5%
GDP* 8,500
Uzbekistan
Population: 26.7 mln.
Acquired: Jan. 2006
Penetration 14%
GDP* 2,000
Uzbekistan
Population: 26.7 mln.
Acquired: Jan. 2006
Penetration 14%
GDP* 2,000
Tajikistan
Population: 7.1 mln.
Acquired: Dec. 2005
Penetration 20%
GDP* 1,300
Tajikistan
Population: 7.1 mln.
Acquired: Dec. 2005
Penetration 20%
GDP* 1,300
Kyrgyzstan
Population: 5.2 mln.
Penetration 27%
GDP* 2,100
Kyrgyzstan
Population: 5.2 mln.
Penetration 27%
GDP* 2,100
Kazakhstan
Population: 15.4 mln.
Acquired: Sept. 2004
Penetration 64%
GDP* 9,400
Kazakhstan
Population: 15.4 mln.
Acquired: Sept. 2004
Penetration 64%
GDP* 9,400
*GDP (PPP), $ per capita
Sources: GDP data by CIA World Factbook
Population data by CIS Statistics Committee
Number of mobile subscribers by AC&M-Consulting
Belarus
Population: 9.7 mln.
Penetration 66%
GDP* 7,800
Belarus
Population: 9.7 mln.
Penetration 66%
GDP* 7,800
Russia
Population: 142.2 mln.
Penetration 113%
GDP* 12,100
Russia
Population: 142.2 mln.
Penetration 113%
GDP* 12,100
Russia
Russia
2G license only
2G license only
3G license only
3G license only

Reconciliation Tables of non-U.S. GAAP Measures to Their Most Directly Comparable U.S. GAAP Financial Measures

Reconciliation of OIBDA and OIBDA Margin
(Unaudited)
($'000)
June 30,
2007
March 31,
2007
Dec 31,
2006
Sept 30,
2006
June 30,
2006
March 31,
2006
OIBDA 896,758 766,417 689,825 717,796 561,555 482,607
Depreciation (285,365) (269,172) (265,086) (243,593) (194,845) (171,094)
Amortization (53,807) (53,289) (50,095) (45,648) (43,148) (40,955)
Operating Income 557,586 443,956 374,644 428,555 323,562 270,558
OIBDA margin 52.2% 51.5% 47.5% 52.8% 50.1% 51.6%
Less: Depreciation as % of net
operating revenues (16.6%) (18.1%) (18.3%) (17.9%) (17.4%) (18.3%)
Less: Amortization as % of net
operating revenues (3.1%) (3.6%) (3.4%) (3.4%) (3.9%) (4.4%)
Operating Income 32.5% 29.8% 25.8% 31.5% 28.8% 28.9%
Reconciliation of OIBDA margin to operating income as percentage of net operating revenue
Reconciliation of OIBDA to operating income
Three months ended

Reconciliation of OIBDA and ARPU
in Russia (Unaudited)
($'000)
June 30,
2007
March 31,
2007
Dec 31,
2006
Sept 30,
2006
June 30,
2006
March 31,
2006
OIBDA 779,828 676,476 645,144 666,354 529,704 462,337
Depreciation (240,387) (232,681) (229,544) (221,973) (182,684) (161,936)
Amortization (28,478) (28,536) (27,091) (26,429) (25,657) (24,977)
Operating Income 510,963 415,259 388,509 417,952 321,363 275,424
Service revenue and
connection fees 1,457,896 1,276,754 1,276,276 1,223,681 1,014,810 864,767
Less: Connection fees
164 169 308 410 622 404
Less: Revenue from rent of
fiber-optic channels
983 964 433 760 325 328
Service revenue used to
calculate ARPU
1,456,749 1,275,621 1,275,535 1,222,511 1,013,863 864,035
Average number of active
subscribers ('000)
39,359 39,021 39,102 38,365 37,733 36,784
ARPU (US$)
12.3 10.9 10.9 10.6 9.0 7.8
Reconciliation of OIBDA to operating income
Reconciliation of ARPU to service revenue and connection fees
Three months ended

Reconciliation of OIBDA and ARPU
in Kazakhstan (Unaudited)
($'000)
June 30,
2007
March 31,
2007
Dec 31,
2006
Sept 30,
2006
June 30,
2006
March 31,
2006
OIBDA 80,317 62,007 35,744 49,023 33,908 21,907
Depreciation (17,537) (15,817) (21,142) (17,981) (9,363) (7,672)
Amortization (9,419) (9,154) (9,134) (9,550) (9,324) (8,785)
Operating Income 53,361 37,036 5,468 21,492 15,221 5,450
Service revenue and
connection fees 149,326 119,399 112,963 104,208 80,301 54,382
Less: Connection fees
0 0 0 0 0 0
Less: Revenue from rent of
fiber-optic channels
0 0 0 0 0 0
Service revenue used to
calculate ARPU
149,326 119,399 112,963 104,208 80,301 54,382
Average number of active
subscribers ('000)
3,655 3,271 2,728 2,412 2,120 2,070
ARPU (US$)
13.6 12.2 13.8 14.4 12.6 8.8
Reconciliation of OIBDA to operating income
Reconciliation of ARPU to service revenue and connection fees
Three months ended

Reconciliation of ARPU in Ukraine and
Uzbekistan (Unaudited)
($'000)
June 30,
2007
March 31,
2007
Dec 31,
2006
Sept 30,
2006
June 30,
2006
March 31,
2006
UKRAINE
Service revenue and
connection fees 23,436 16,158 14,652 12,320 5,948 2,103
Less: Connection fees
36 5 5 3 0 0
Less: Revenue from rent of fiber-
optic channels 0 0 0 0 0 0
Service revenue used to
calculate ARPU
23,400 16,153 14,647 12,317 5,948 2,103
Average number of active subscribers
('000)
1,847 1,781 1,170 611 338 208
ARPU (US$)
4.2 3.0 4.2 6.7 5.9 3.4
UZBEKISTAN
Service revenue and
connection fees 24,009 18,778 16,446 16,279 15,507 9,207
Less: Connection fees
0 0 0 0 0 0
Less: Revenue from rent of fiber-
optic channels
0 0 0 0 0 0
Service revenue used to
calculate ARPU
24,009 18,778 16,446 16,279 15,507 9,207
Average number of active subscribers
('000)
1,109 930 558 458 406 185
ARPU (US$)
7.2 6.7 9.8 11.8 12.7 16.6
Reconciliation of ARPU to service revenue and connection fees
Three months ended

Reconciliation of ARPU in Armenia
(Unaudited)
($'000)
June 30,
2007
March 31,
2007
Dec 31,
2006
June 30,
2007
March 31,
2007
Dec 31,
2006
Service revenue and
connection fees 23,208 19,912 10,451 35,214 34,242 16,922
Less: Connection fees
19 129 0 55 0 0
Less: Revenue from rent of fiber-
optic channels
0 0 0 - - -
Service revenue used to
calculate ARPU
23,189 19,783 10,451 35,159 34,242 16,922
Average number of active
subscribers ('000)
446 456 409 608 607 609
ARPU (US$)
17.3 14.5 17.0 19.3 18.8 18.5
Three Months Ended
Reconciliation of ARPU to service revenue and connection fees
MOBILE FIXED

Definitions
Registered subscriber
is an authorized user of cellular services, using one SIM card (GSM/3G) with one or several selective numbers or one handset (DAMPS/CDMA) with one selective number.  The number of subscribers includes employees using cellular services and excludes guest roamers and users of test SIM cards or handsets.
Active subscribers
are those subscribers in the registered subscriber base who were a party to a revenue generating activity in the past three months and remain in the base at the end of the reported period.  Such activities include all incoming and outgoing calls, subscriber fee accruals, debits related to service, outgoing SMS, MMS, data transmission and receipt sessions, but do not include incoming SMS and MMS sent by our Company or abandoned calls.
ARPU
(Monthly Average Revenue per User), a non-U.S. GAAP financial measure, is calculated by dividing the
Company’s service revenue during the relevant period, including roaming revenue and interconnect revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue, by the average number of the Company’s active subscribers during the period and dividing by the number of months in that period.
Reconciliation of ARPU to service revenues and connection fees, the most directly comparable U.S. GAAP financial measure, is presented above in the tables section.  The Company believes that ARPU provides useful information to investors because it is an indicator of the performance of the Company’s business operations and assists management in budgeting.  The Company also believes that ARPU provides management with useful information concerning usage and acceptance of the Company’s services.  ARPU should not be viewed in isolation or an alternative to other figures reported under U.S. GAAP.
MOU
(Monthly Average Minutes of Use per User) is calculated by dividing the total number of minutes of usage for incoming and outgoing calls during the relevant period (excluding guest roamers) by the average number of active subscribers during the period and dividing by the number of months in that period.
Market share
of subscribers for each country is calculated by dividing the estimated number of the subscribers of a particular company by the total estimated number of subscribers in that country. Market share data is published by consulting agencies specializing in the telecommunications industry in Russia and the CIS and generally based on registered subscribers.
Net debt
is calculated as a total interest-bearing debt minus cash and cash equivalents
Free cash flow
is calculated as operating cash flow minus capital expenditures before acquisitions